SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 26, 2007, entitled "FURTHER CAUTIONARY ANNOUNCEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 26, 2007   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement released on the Securities Exchange News Service of JSE Limited ("SENS") on 12 February 2007, shareholders are advised that DRDGOLD's Australian subsidiary Emperor Mines Limited ("EML"), is continuing negotiations for the sale of one of EML's major Australasian assets that, if implemented, may have a material effect on the price at which the Company's securities trade.

In addition, shareholders are referred to the announcement released on SENS on 22 March 2007 in which shareholders were advised that EML has entered into an agreement to sell all its Fijian assets, including the foundation Vatukoula Mine, to Westech Gold (Proprietary) Limited, a private company incorporated in Australia.

EML believes a trading halt in accordance with Australian Stock Exchange ("ASX") Listing Rule 17.2 is required in order to provide the market with information in an orderly fashion. Consequently, EML has today requested voluntary suspension from trading on the ASX for a period of approximately one week in order to finalise the negotiations referred to above.

Accordingly, shareholders are advised to continue to exercise caution when dealing in the Company's securities until a further announcement is made.

Johannesburg

26 March 2007

Sponsor

Standard Bank